VEON Completes Reorganization Ahead of Kyivstar’s Planned Nasdaq Listing Dubai, April 8, 2025: VEON Ltd. (Nasdaq: VEON), a global digital operator, has successfully completed the reorganization of VEON Holdings B.V. and finalized its consent solicitation process, first announced on January 13, 2025. These steps pave the way for the proposed business combination with Cohen Circle Acquisition Corp. I, which is expected to lead to Kyivstar Group Ltd., the parent company of Ukraine’s leading digital operator Kyivstar, listing on the Nasdaq under the ticker symbol KYIV. The reorganization involved a legal demerger in the Netherlands, as a result of which VEON Holdings B.V. is now focused solely on Kyivstar and related assets. VEON’s other core businesses have been transferred to newly formed Dutch entities. As part of this process, VEON also secured approval from holders of its 2027 bonds (ISIN: Reg S: XS2824764521/ Rule 144A: XS2824766146) to transfer the issuer from VEON Holdings B.V. to VEON MidCo B.V. At a meeting held on January 30, 2025, 95.83% of the bonds were represented, and the proposal received unanimous support. More details are available on VEON’s investor relations website: veon.com/investors. About VEON VEON is a Nasdaq-listed digital operator that provides connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. For more information visit: www.veon.com. About Kyivstar Kyivstar is Ukraine's largest digital operator, serving more than 23 million mobile subscribers and over 1.1 million Home Internet fixed line customers subscribers as of December 31, 2024. Kyivstar provides services across a wide range of mobile and fixed line technologies, including 4G, big data, cloud solutions, cybersecurity, digital health services, digital TV and more. Together with VEON, Kyivstar has jointly committed to invest USD 1 billion into the development of the Ukrainian economy from 2023 to 2027. Kyivstar has allocated over UAH 2 billion over the past two years to help Ukraine overcome wartime challenges, including providing support for the Armed Forces, its employees and social projects. Kyivstar has been operating in Ukraine for 27 years and is recognized as a leading employer and a top contributor to socially important initiatives in Ukraine. No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the transactions mentioned herein or the proposed transaction with Cohen Circle. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Forward-Looking Statements This release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements relating to, among other things, the proposed business combination with Cohen Circle (the “Business Combination”), including the execution and timing of entering into a definitive agreement in connection with the Business Combination and the listing of Kyivstar on Nasdaq. These statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause VEON’s or Cohen Circle’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements in this press release, including, but not limited to, the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed Business Combination; the outcome of any legal proceedings that may be instituted against VEON Ltd., any of its subsidiaries or others following the announcement of the proposed Business Combination; the inability to complete the Business Combination due to the failure to obtain the necessary board and shareholder approvals or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination or the contemplated reorganization that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards prior to consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of VEON Ltd. as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and the ability to retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; and other risks and uncertainties expected to be set forth in subsequent filings in the event of the entry into a definitive agreement for the Business Combination, including a proxy statement and or prospectus relating to the Business Combination expected to be filed by Cohen Circle and/or a newly-formed holding company of Kyivstar in the event of the entry into a definitive agreement for the Business Combination. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Additional Information and Where to Find It In connection with the Business Combination, the combined company will file a registration statement, of which a proxy statement/prospectus will form a part, with the SEC. The definitive proxy statement/prospectus and other relevant documents will be sent or given to Cohen Circle’s shareholders as of a record date to be established for voting at Cohen Circle’s shareholder meeting relating to the Business Combination. Cohen Circle and the combined company may also file other documents regarding the Business Combination with the SEC. This press release does not contain all of the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Cohen Circle’s shareholders and other interested persons are advised to read, when available, the registration statement of the combined company and the proxy statement/prospectus which will form a part thereof and any amendments thereto and all other relevant documents filed or that will be filed in connection with the Business Combination, as these materials will contain important information about Kyivstar, VEON, Cohen Circle, the combined company and the Business Combination. The registration statement of the combined company and the proxy statement/prospectus which will form a part thereof and other documents that are filed with the SEC, once available, may be obtained without charge at the SEC’s website at www.sec.gov or by directing a written request to: Cohen Circle Acquisition Corp. I, 2929 Arch Street, Suite 1703, Philadelphia, PA 19104. Participants in the Solicitation Cohen Circle, Kyivstar, certain shareholders of Cohen Circle, VEON and certain of Cohen Circle’s, Kyivstar’s and VEON’s respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from the shareholders of Cohen Circle with respect to the Business Combination. A list of the names of such persons and information regarding their interests in the Business Combination will be contained in the registration statement of the combined company and the proxy statement/prospectus which will form a part thereof, when available. Shareholders, potential investors and other interested persons should read the registration statement of the combined company and the proxy statement/prospectus which will form a part thereof carefully when they become available and before making any voting or investment decisions. Free copies of these documents may be obtained from the sources indicated above, when available. Contact Information

Hande Asik Group Director of Communications pr@veon.com